File No. 70-8955

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            AMENDMENT NO. 2 to
                                 FORM U-1

               DECLARATION WITH RESPECT TO AUTHORIZATION OF
       A REVOLVING CREDIT FACILITY FOR EASTERN UTILITIES ASSOCIATES
                      AND CERTAIN OF ITS SUBSIDIARIES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   EASTERN UTILITIES ASSOCIATES ("EUA")
                P.O. Box 2333, Boston, Massachusetts 02107

             BLACKSTONE VALLEY ELECTRIC COMPANY ("BLACKSTONE")
              Washington Highway, Lincoln, Rhode Island 02865

                    EASTERN EDISON COMPANY ("EASTERN")
            110 Mulberry Street, Brockton, Massachusetts  02403

                     MONTAUP ELECTRIC COMPANY ("MECO")
                P.O. Box 2333, Boston, Massachusetts 02107

                 NEWPORT ELECTRIC CORPORATION ("NEWPORT")
               12 Turner Road, Middleton, Rhode Island 02840

                 (Names of companies filing this statement
            and addresses of their principal executive offices)

                       EASTERN UTILITIES ASSOCIATES

                  (Name of top registered holding company
                     parent of applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts 02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                        Boston, Massachusetts 02109

     This Amendment No. 2 (the "Amendment") amends and restates in its entirety the Declarants' Declaration on Form U-1 dated November 8, 1996, as amended by Amendment No. 1 dated December 2, 1996.

ITEM 1.   Description of Proposed Transactions.

     1. Background. Eastern Utilities Associates ("EUA"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Blackstone Valley Electric Company ("Blackstone"), Eastern Edison Company ("Eastern"), Montaup Electric Company ("MECO"), Newport Electric Corporation ("Newport"), EUA Cogenex Corporation ("Cogenex"), EUA Ocean State Corporation ("Ocean State") and EUA Service Corporation ("ESC"), each of which is a wholly-owned subsidiary of EUA (each of EUA, Blackstone, Eastern, MECO and Newport are sometimes herein called a "Declarant" and collectively all such companies are herein called "Declarants," and each of Cogenex, Ocean State and ESC are sometimes herein called an "Affiliate" and collectively all such companies are called "Affiliates") propose to enter into a revolving credit facility (the "Facility") aggregating up to $150 million. The Declarants submit this declaration (the "Declaration") pursuant to Sections 6(a) and 7 of the Act and Rule 45 thereunder with respect to borrowings by the Declarants under the Facility. The Affiliates are exempted from making this Declaration pursuant to Rule 52(b) promulgated under the Act.

     2. The Facility. The Declarants seek authorization to enter into a revolving credit agreement pursuant to which they and the Affiliates will be permitted to borrow from time to time, from one or more commercial banks or other lending institutions (the "Lenders") up to $150 million in the aggregate through a period ending five years after the closing date of the agreement. Borrowings may take the form of (i) borrowings from all Lenders under the Facility on a pro rata basis ("Pro Rata Borrowings"), (ii) borrowings of at least $100,000 each and up to $20,000,000 in the aggregate (the "Swing Line Borrowings") from a particular Lender (the "Swing Line Lender"), and (iii) short-term borrowings (for a period from 7 days to 180 days) from Lenders on a competitive bid basis ("Competitive Bid Borrowings"). All borrowings under the Facility will be unsecured and will be evidenced by promissory notes.

     A. Access to Facility; Limitations on Borrowings; EUA Guaranty. The Declarants and Affiliates will have the following respective maximum borrowing limits under the Facility: Blackstone - $20 million; Newport - $25 million; Eastern - $75 million; Montaup - $20 million; Cogenex - $75 million; Ocean State - $10 million; ESC - $10 million; and EUA - $75 million. Access to the Facility will be limited for a Declarant or an Affiliate other than Cogenex if such Declarant or Affiliate reduces its operating income by more than twenty percent as a result of selling an income-generating asset, and will be eliminated for a Declarant or an Affiliate other than Cogenex if such Declarant reduces its operating income by more than fifty percent as a result of selling an income-generating asset.

     It has become necessary for EUA to guaranty the short term borrowings of Cogenex until such time as Cogenex satisfies certain performance criteria; upon Cogenex's satisfaction of such performance criteria, such guaranty by EUA shall be released. EUA hereby requests authorization to make such guaranty on behalf of Cogenex.

     Notwithstanding anything in this Declaration to the contrary, EUA agrees with respect to its proposed borrowings under the Facility that EUA would limit its borrowings to an aggregate amount up to $25 million for the funding of short-term loans to Cogenex, as currently authorized by Commission Order dated April 5, 1995, HCAR No. 35-26266 (the "Cogenex Order"). The terms and conditions of any loans made to Cogenex would be the same as the terms and conditions under the Facility. EUA further agrees that with the exception of the up to $25 million borrowings described in the first sentence of this paragraph, EUA would not use any of its proposed borrowings under the Facility to invest in Cogenex.

     B. Use of proceeds. The Facility will be used: (1) to pay, reduce or renew outstanding notes payable to banks as they become due; (2) to finance the Declarants' respective cash construction expenditures for fiscal years 1996 - 2000; (3) to provide funds to meet certain sinking fund requirements and retirements or redemptions of outstanding securities; (4) in the case of EUA, to make short term loans, capital contributions and open account advances in accordance with Rule 45(b)(4) or Rule 52 or as previously authorized by the Commission to Cogenex, EEIC and EUA Energy;
(5) to pay for the cost of issuance of New Notes and Bonds (as such terms are defined in paragraph 3.2(B)(2)(b) below) of Cogenex; (6) to provide for debt servicing reserves or expenses in connection with the issuance of New Notes and Bonds; (7) for the Declarants' respective working capital requirements; and (8) for other general corporate purposes.

     C.   Interest.

     (a) The Declarants will pay interest on any Pro Rata Borrowings, at the borrower's election, at a rate which is (i) the greater of the Bank of New York's prime commercial lending rate or the federal funds rate plus 1/2% (the "Alternate Base Rate"), or (ii) the London interbank offering rate ("LIBOR") for the applicable interest period, plus a margin of at least .150% and up to .450%, which margin rate shall be determined based upon the then current bond ratings of Eastern's first mortgage bonds (the "LIBOR rate").

     (b) The Declarants will pay interest on any Competitive Bid Borrowings at a rate or rates determined by competitive bid auction(s) among the Lenders. If a Declarant so elects, the competitive bid auction agent will notify all of the Lenders of a requested loan amount, the date the loan will begin and the interest period for such loan, and will request that each Lender provide a quote for such loan. The Declarant may then choose to accept or reject any quotes it receives.

     (c) The Declarants will pay interest on any Swing Line Borrowings at a rate or rates to be determined by the borrower and the Swing Line Lender. Swing Line Borrowings in excess of $2,500,000 in the aggregate could be converted, at the borrower's option, to Competitive Bid Borrowings or Pro Rata Borrowings. Swing Line Borrowings in excess of $20,000,000 in the aggregate will be converted to Pro Rata Borrowings which would initially bear interest at the Alternate Base Rate. Upon the occurrence of an event of default by the borrower, or at the request of the Swing Line Lender, all outstanding Swing Line Borrowings could be replaced by and refinanced using the proceeds from Pro Rata Borrowings.

     (d) Interest calculations would be made on the basis of a 360-day year for the actual number of days elapsed except with respect to interest accruing at the Bank of new York's prime commercial lending rate, in which case interest would be calculated on the basis of a 365 or 366 day year for the actual number of days elapsed.

     (e) Any payment of principal and/or interest which is not paid when due would bear interest, to the extent permitted under applicable law, at a rate per annum equal to the interest rate otherwise applicable plus two percent.

     D. Agency and Administrative Fees. The Declarants will pay to the administrative agent for the Facility, for the pro rata account of the Lenders, an annual facility fee to be based upon the average daily amount of the Facility regardless of usage. The fee to be paid by the Declarants will be at least .100% and up to .300% of the average daily amount of the Facility, such percentage to be determined in accordance with the then current bond ratings of Eastern's first mortgage bonds. The administrative agent under the Facility will be a commercial bank, initially the Bank of New York, which will be paid a one-time agency fee of $50,000. An administrative fee of $7,500 will be paid to the administrative agent at closing and on each subsequent anniversary of the closing during the term of the Facility. Additionally, with respect to Competitive Bid Borrowings only, in the event that one or more Declarants request(s) a competitive bid, such Declarant(s) collectively will pay a $200 fee to the administrative agent in connection with such request.

     E. Other Terms and Conditions. The revolving credit agreement, the form of which will be filed by amendment as Exhibit B-1 hereto, will include other terms and conditions, including financial covenants and fees, that are customary in revolving credit agreements. A summary of the preliminary principal terms and conditions is set forth in Exhibit B-2 hereto. The final terms will be set forth in the credit agreement to be filed as Exhibit B-1 hereto.

     3.   Effect on Existing Authorizations.

     A. Use of the Facility. Borrowings under the Facility will replace borrowings authorized by the Commission in File No. 70-8713 (short term borrowing authority for each of Blackstone, Eastern, MECO, Newport, ESC and Ocean State), HCAR No. 35-26433 dated December 19, 1995.

     Additionally, as a result of replacing EUA's "regular bank lines of credit," the Facility will become the source of borrowings by EUA:

     (i) for the financing of its wholly owned subsidiary, EUA Energy Investment Corporation ("EEIC") and borrowings authorized pursuant to File No. 70-7426, HCARs No. 35-24515A and 35-26028 dated December 4, 1987, as amended January 11, 1988 and April 15, 1994, respectively;


     (ii) authorized in connection with investments by EUA in EUA Energy Services, Inc. ("EUA Energy") authorized pursuant to File No. 70-8769, HCAR No. 35-26493 dated March 14, 1996, as subsequently amended; and

     (iii) for the financing of Cogenex authorized pursuant to the Cogenex Order; and

the Facility will become the source of borrowings by Cogenex authorized pursuant to the Cogenex Order.

     B.   Proposed Replacement of Commission Orders.

     (1) The authorization granted by the Commission pursuant to HCAR No. 35-26433 dated December 19, 1995 (File No. 70-8713) will be replaced in its entirety and will cease to have effect upon the issuance of the Commission's order authorizing the transactions proposed in this Declaration.

     (2) The authorization granted by the Commission pursuant to the Cogenex Order will be replaced in its entirety and will cease to have effect upon the issuance of the Commission's order authorizing the transactions proposed in this Declaration; provided, that the Commission's order authorizing the transactions proposed in this Declaration shall include authorization for the following transactions previously authorized by the Cogenex Order:

     (a) EUA proposes to invest in Cogenex up to an aggregate principal amount of $50 million in one or any combination of short-term loans, capital contributions, or purchases of Cogenex common stock.

     (b) Cogenex proposes to obtain financing in an aggregate principal amount not to exceed $200 million from any of the following sources: (i) up to $50 million from EUA, as described above, and (ii) $150 million from one or any combination of (A) the issuance and sale of unsecured notes ("New Notes") through a private or a public offering, (B) the borrowing of proceeds from the issuance or sale of bonds by a state or political subdivision agency ("Bonds"), and (c) the borrowing of up to $75 million under the Facility. Should it become necessary to secure more favorable terms for the New Notes or Bonds, EUA proposes to guarantee, or provide an equity maintenance agreement for all or a portion of the obligations of Cogenex on the New Notes and Bonds. EUA and Cogenex request that the Commission reserve jurisdiction over the issuance and sale of the new Notes and Bonds and EUA's guarantee of or provision of an equity maintenance agreement for the New Notes and Bonds pending completion of the record.

     (c) Cogenex proposes to extend its authority to invest in Northeast Energy Management, Inc. ("NEM") and EUA Cogenex-Canada Inc. ("Cogenex-Canada), two wholly-owned non-utility subsidiaries of Cogenex, and their authority to borrow funds, with no increase in the amount of authorized funding. By Commission order dated January 28, 1994 (HCAR No. 25982), the Commission authorized Cogenex to invest in NEM, and NEM to borrow from Cogenex, up to an aggregate $9.1 million. By Commission order dated September 30, 1994 (HCAR No. 26135), the Commission authorized Cogenex to provide equity and debt funding for Cogenex-Canada and for Cogenex-Canada to borrow from third parties in amounts not to aggregate more than $20 million outstanding. These authorizations were extended from December 31, 1995 through December 31, 1997 by the Cogenex Order.

     (3) The Commission orders issued in connection with the financing of EEIC (HCARs No. 35-24515A and 35-26028) and investment in EUA Energy (HCAR No. 70-26493) will remain in full force and effect, as presently written.

     4. EWGs. As required by Rule 54, all applicable conditions contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied and none of the conditions contained in Rule 53(b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.


ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.

     The fees, commissions and expenses of the Declarants expected to be paid or incurred, directly or indirectly, in connection with the transaction described above are estimated as follows:

     Company Legal Fees                           $________*
     Lenders' Legal Fees                          $________*
     Administrative and Agency Fees               $ 57,500
     Miscellaneous                                $________*
     TOTAL                                        $________*

*    To be filed by amendment.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

     The sections of the Act and rules or exemptions thereunder that the Declarants consider applicable to the transactions or the basis for exemption therefrom are set forth below:

Transactions related to the Facility    Sections 6(a), 7 and 12(b), and
                                        Rules 45 and 52(b).

ITEM 4.   REGULATORY APPROVALS.

     No consent or approval of any state commission or any federal commission other than the Commission is necessary for the transactions which are the subject of this Declaration.

ITEM 5.   PROCEDURE.

     (a) In order to enable the Declarants to enter into the proposed transactions promptly, each Declarant hereby requests that this Declaration be granted and made effective at the earliest convenient date.

     (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
                         (* To be filed by amendment.)
                         (+ Confidential treatment requested.)
     (a)  Exhibits.

          *+   Exhibit B-1         Form of Revolving Credit Agreement

               Exhibit B-2         Preliminary Terms and Conditions of
                                   Facility (previously filed)

          *    Exhibit F           Opinion of Counsel

          *    Exhibit H           Proposed Form of Notice

     (b) Financial Statements.

          +    b-1  Projected Cash Flow Statement of EUA (parent company
                    only) for 1997-2001

          +    b-2  Projected Cash Flow Statement of Blackstone for 1997-
               2001

          +    b-3  Projected Cash Flow Statement of Eastern for 1997-2001

          +    b-4  Projected Cash Flow Statement of Montaup for 1997-2001

          +    b-5  Projected Cash Flow Statement of Newport for 1997-2001

          +    b-6  Projected Cash Flow Statement of Cogenex for 1997-2001

          +    b-7  Projected Cash Flow Statement of Ocean State for 1997-
               2001

          +    b-8  Projected Cash Flow Statement of ESC for 1997-2001


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The transaction described in Item 1 does not involve major federal actions significantly affecting the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.



                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned Declarants has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                              EASTERN UTILITIES ASSOCIATES,
                              BLACKSTONE VALLEY ELECTRIC COMPANY,
                              EASTERN EDISON COMPANY,
                              MONTAUP ELECTRIC COMPANY, and
                              NEWPORT ELECTRIC CORPORATION,



                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated:  January 29, 1997